UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Stellantis N.V.
(Name of Issuer)

Common Shares, nominal value of €0.01 each
(Title of Class of Securities)

N82405106
(CUSIP Number)

Nicolas Huet
Chief Executive Officer
Établissements Peugeot Frères S.A.
66, avenue Charles de Gaulle
92200 Neuilly-sur-Seine, France
+33 6 07 48 38 77

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Adam O. Emmerich
John L. Robinson
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000

January 26, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. N82405106
1	NAMES OF REPORTING PERSONS
Établissements Peugeot Frères S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
224,228,121 (see Item 5)

	8	SHARED VOTING POWER
- 0 -

	9	SOLE DISPOSITIVE POWER
224,228,121 (see Item 5)

	10	SHARED DISPOSITIVE POWER
- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
224,228,121 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.1% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC and CO

CUSIP No. N82405106
1	NAMES OF REPORTING PERSONS
Peugeot Invest S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
224,228,121 (see Item 5)

	8	SHARED VOTING POWER
- 0 -

	9	SOLE DISPOSITIVE POWER
224,228,121 (see Item 5)

	10	SHARED DISPOSITIVE POWER
- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
224,228,121 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.1% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. N82405106
1	NAMES OF REPORTING PERSONS
Peugeot 1810 S.A.S.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
224,228,121 (see Item 5)

	8	SHARED VOTING POWER
- 0 -

	9	SOLE DISPOSITIVE POWER
224,228,121 (see Item 5)

	10	SHARED DISPOSITIVE POWER
- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
224,228,121 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.1% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2 amends and supplements the information set forth in the Schedule 13D filed by Établissements Peugeot Frères S.A. (“EPF”), Peugeot Invest S.A. (“Peugeot Invest”) and Peugeot 1810 S.A.S. (“Peugeot 1810” and, together with EPF and Peugeot Invest, the “Reporting Persons”), with the U.S. Securities and Exchange Commission (the “SEC”) on January 27, 2021, as amended by Amendment No. 1 filed on April 14, 2021 (the “Schedule 13D”), relating to the common shares, nominal value of €0.01 each (the “Common Shares”), of Stellantis N.V. (“Stellantis” or the “Issuer”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Schedule 13D is hereby amended and supplemented as set forth below.  The information set forth in response to each separate Item below shall be deemed to be a response to all Items with respect to which such information is relevant.

ITEM 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is being filed by Établissements Peugeot Frères S.A. (“EPF”), Peugeot Invest S.A. (“Peugeot Invest”) and Peugeot 1810 S.A.S. (“Peugeot 1810” and, together with EPF and Peugeot Invest, the “Reporting Persons”).

The address of the principal business office of each of the Reporting Persons is 66, avenue Charles de Gaulle, 92200 Neuilly-sur-Seine, France.

EPF is a société anonyme incorporated under the laws of France and registered with Nanterre’s trade and company register under number 875 750 317.  EPF’s primary business is as a holding company.  As of the date of this Schedule 13D, EPF’s portfolio includes a controlling interest in Peugeot Invest’s share capital and a 23.5% direct interest in Peugeot 1810’s share capital.

Peugeot Invest is a société anonyme incorporated under the laws of France and registered with Nanterre’s trade and company register under number 562 075 390.  Peugeot Invest is an investment company listed on Euronext Paris and majority-owned by EPF.  Peugeot Invest has a diversified investment portfolio composed primarily of direct minority holdings, investments in private equity funds, co-investments and real estate investments.  Prior to the completion of the Merger (as defined in Item 3), EPF and Peugeot Invest had a long history as leading shareholders of Peugeot S.A. (“PSA”).

Peugeot 1810 is a société par actions simplifiée organized under the laws of France and registered with Nanterre’s trade and company register under number 528 818 073.  Peugeot 1810 is 76.5%-owned by Peugeot Invest and 23.5%-owned by EPF.  Its primary business is as a holding company.  As of the date of this Schedule 13D, Peugeot 1810’s portfolio includes a 7.1% interest in Stellantis’s share capital.

Information required by Instruction C to Schedule 13D with respect to each executive officer and director of the Reporting Persons is set forth on Annex A (collectively, the “Covered Persons”), attached and incorporated by reference.

The Reporting Persons have not and, to the best knowledge of the Reporting Persons, none of the Covered Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

The Reporting Persons have not and, to the best knowledge of the Reporting Persons, none of the Covered Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Percentage interest calculations for each of the Reporting Persons are based on a total of 3,165,189,336 Common Shares issued and outstanding as of January 26, 2024.

The aggregate number of Common Shares that Peugeot 1810 holds directly is 224,228,121 Common Shares, which constitutes 7.1% of the Common Shares issued and outstanding as of January 26, 2024. Taking into account voting rights arising from the Issuer’s loyalty voting structure in which certain shareholders, including the Reporting Persons, hold one special voting share for each qualifying Common Share held (as described in Item 6), the Reporting Persons’ voting power in the Issuer is approximately 10.4% as of January 26, 2024. This percentage is calculated as the ratio of (i) the aggregate number of Common Shares and special voting shares beneficially owned by the Reporting Persons to (ii) the total number of outstanding Common Shares and special voting shares of the Issuer, in each case as of January 26, 2024. The Reporting Persons’ voting power in the Issuer is expected to increase to approximately 11.1% in connection with the receipt of additional class A special voting shares on February 3, 2024 (as described in Item 6).

EPF, in its capacity as controlling shareholder of Peugeot 1810 (through its combined direct interest in Peugeot 1810 and its interest in Peugeot Invest, a majority owner of Peugeot 1810), has the ability to direct the management of Peugeot 1810’s business, including the power to direct the decisions of Peugeot 1810 regarding the vote and disposition of securities held by Peugeot 1810.  Therefore, EPF may be deemed to have indirect beneficial ownership of the Common Shares held by Peugeot 1810 pursuant to Rule 13d-3 under the Act.

Peugeot Invest, in its capacity as controlling shareholder of Peugeot 1810, has the ability to direct the management of Peugeot 1810’s business, including the power to direct the decisions of Peugeot 1810 regarding the vote and disposition of securities held by Peugeot 1810.

Therefore, Peugeot Invest may be deemed to have indirect beneficial ownership of the Common Shares held by Peugeot 1810 pursuant to Rule 13d-3 under the Act.

With respect to the Common Shares reported herein, each of the Reporting Persons may be deemed to have sole voting and dispositive power or the sole power to direct the vote and disposition of the number of shares of Common Stock which such Reporting Person may be deemed to beneficially own as set forth above.

In addition, as of the date hereof, certain of the Covered Persons beneficially own the number and percentage of Common Shares set forth on Annex B attached and incorporated by reference.

Except as described in this Schedule 13D, to the knowledge of the Reporting Persons, no transactions in the Common Shares were effected by the Reporting Persons or any Covered Person during the 60 days prior to the date of this Schedule 13D.

To the knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported in this Item 5.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented to add the following information:

Loyalty Voting Structure

The Articles include a loyalty voting structure that grants long-term shareholders an extra voting right through a special voting share, without entitling such shareholders to any economic rights additional to those associated with the Common Shares. Shareholders of the Issuer may request that the Issuer register all or part of their Common Shares in a separate register (the “Loyalty Register”) of the Issuer’s shareholders’ register. Common Shares registered in the Loyalty Register may not be traded in the regular trading systems. Holders of Common Shares that have been registered in the Loyalty Register for an uninterrupted period of three years become eligible to receive one class A special voting share, with a nominal value of €0.01 each, for each Common Share so registered. The class A special voting shares have de minimis economic entitlements, in compliance with Dutch law. The class A special voting shares are transferrable only in very limited circumstances together with the associated Common Shares. The terms of the loyalty voting structure are described in more detail in the Articles and the Stellantis Terms and Conditions of the Special Voting Shares, a form of which is filed as Exhibit 9 to this Schedule 13D and is incorporated herein by reference. The special voting shares are not listed and are transferrable only in very limited circumstances. The sole purpose of the special voting shares is to implement the loyalty voting structure under Dutch law whereby eligible electing shareholders effectively receive two votes for each Common Share held by them.

Peugeot 1810 registered all of its Common Shares on the Loyalty Register promptly following the Effective Time. As a consequence of participating in the loyalty voting structure, as of January 26, 2024, Peugeot 1810 beneficially owns 192,703,907 class A special voting shares of the Issuer, each of which entitles Peugeot 1810 to an additional vote on any matter submitted for the vote of the holders of the Common Shares, in addition to the Common Shares indicated above. Peugeot expects to receive an additional 31,524,214 class A special voting shares of the Issuer on February 3, 2024, each of which will entitle Peugeot 1810 to an additional vote on any matter submitted for the vote of the holders of the Common Shares.

ITEM 7.	Material to be Filed as Exhibits.

The information contained in Item 7 of the Schedule 13D is hereby amended and supplemented to add the following information:

9
Form of Stellantis N.V. Terms and Conditions of Special Voting Shares (incorporated by reference to Appendix G to the prospectus contained in Amendment No. 4 to the Registration Statement on Form F-4 of Stellantis N.V. (File No. 333-240094), filed on November 18, 2020).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2024	ÉTABLISSEMENTS PEUGEOT FRÈRES S.A.

	By:	/s/ Nicolas Huet
	Name:	Nicolas Huet
	Title:	Chief Executive Officer

Date: January 30, 2024	PEUGEOT INVEST S.A.

	By:	/s/ Bertrand Finet
	Name:	Bertrand Finet
	Title:	Chief Executive Officer

Date: January 30, 2024	PEUGEOT 1810 S.A.S.

	By:	/s/ Bertrand Finet
	Name:	Bertrand Finet
	Title:	Chief Executive Officer of Peugeot Invest S.A., which is President of Peugeot 1810 S.A.S.

Annex A

The following table sets forth the name and present occupation or employment of each director and executive officer of the Reporting Persons and the name, principal business and address of any corporation or other organization in which such employment is conducted.

Directors of EPF:

Name	Citizenship	Director Position	Principal Occupation	Business Address
Marie-Hélène Peugeot-Roncoroni	France	Director	Chairman, Peugeot 1810	66, avenue Charles de Gaulle, 92200 Neuilly-sur-Seine, France
Jean-Philippe Peugeot	France	Director	Company Director	66, avenue Charles de Gaulle, 92200 Neuilly-sur-Seine, France
Christian Peugeot	France	Director	President, Peugeot Frères Industrie	66, avenue Charles de Gaulle, 92200 Neuilly-sur-Seine, France
Xavier Peugeot	France	Director	Senior Vice President Commercial Vehicles Business Unit, Stellantis	Route de Gisy, 78140 Vélizy-Villacoublay, France
Henri Peugeot	France	Director	Advanced Design Operation Management, Stellantis	Route de Gisy, 78140 Vélizy-Villacoublay, France
Frédéric Banzet	France	Director and Chairman	Chairman, EPF	66, avenue Charles de Gaulle, 92200 Neuilly-sur-Seine, France
Charles Peugeot	France	Director	RAM Commercial Vehicle Business - North America	1000 Chrysler Drive, Auburn Hills, MI48326
Marc Peugeot	France	Director	Company Director	66, avenue Charles de Gaulle, 92200 Neuilly-sur-Seine, France
Amélie Banzet	France	Director	Director of Operations, Covidom Assistance Publique - Hôpitaux de Paris	108 Boulevard Auguste Blanqui, 75013 Paris, France
Thierry Peugeot	France	Director	Company Director	66, avenue Charles de Gaulle, 92200 Neuilly-sur-Seine, France
Romain Peugeot	France	Director	Managing Director, EIM Capital	34 rue de Bassano – 75008 Paris
Laure Peugeot	France	Director	Global Brand Design Executive, Stellantis	Route de Gisy, 78140 Vélizy-Villacoublay, France

Executive Officers of EPF:

Name	Citizenship	Principal Occupation	Business Address
Nicolas Huet	France	Chief Executive Officer, EPF	66, avenue Charles de Gaulle, 92200 Neuilly-sur-Seine, France

Directors of Peugeot Invest:

Name	Citizenship	Director Position	Principal Occupation	Business Address
Robert Peugeot	France	Director and Chairman	Chairman, Peugeot Invest	66, avenue Charles de Gaulle, 92200 Neuilly-sur-Seine, France
Sophie Banzet-Bérets	France	Director	Head of Ground Test Operations A320 Final Assembly Line Hamburg, Airbus	Sievertstrasse 14, 22607 Hamburg, Germany
Luce Gendry	France	Director	Senior advisor, Rothschild & Cie	23 bis, avenue de Messine 75008 Paris, France
Anne Lange	France	Director	Company Director	66, avenue Charles de Gaulle, 92200 Neuilly-sur-Seine, France
Dominique Netter	France	Director	Company Director	66, avenue Charles de Gaulle, 92200 Neuilly-sur-Seine, France
Edouard Peugeot	France	Director	Managing Director, TowerBrook Capital Partners LP	1, St. James's Market, Carlton St, St. James's, London SW1Y 4AH, United Kingdom
Armand Peugeot	France	Director	Company Director	66, avenue Charles de Gaulle, 92200 Neuilly-sur-Seine, France
Marie-Françoise Walbaum	France	Director	Company Director	66, avenue Charles de Gaulle, 92200 Neuilly-sur-Seine, France
Pascaline Peugeot de Dreuzy	France	Director	Company Director	66, avenue Charles de Gaulle, 92200 Neuilly-sur-Seine, France
Michel Giannuzzi	France	Director	Chairman, Verallia	31 Place des Corolles, Tour Carpe Diem, Esplanade Nord, 92400 Courbevoie
Camille Roncoroni	France	Director	Senior Manager, Kéa & Partners	3 Rue Danton - 92240 Malakoff
Rodolphe Peugeot	France	Director	Company Director	18 avenue Georges Mandel – 75016 Paris
Béatrice Dumurgier	France	Director	Chief Operating Officer, Believe	24, rue Toulouse Lautrec – 75017 Paris
EPF, represented by Nicolas Huet	France	Director	Chief Executive Officer, EPF	66, avenue Charles de Gaulle, 92200 Neuilly-sur-Seine, France

Executive Officers of Peugeot Invest:

Name	Citizenship	Principal Occupation	Business Address
Bertrand Finet	France	Chief Executive Officer, Peugeot Invest	66, avenue Charles de Gaulle, 92200 Neuilly-sur-Seine, France

Directors of Peugeot 1810:

Name	Citizenship	Director Position	Principal Occupation	Business Address
Peugeot Invest, represented by Marie-Hélène Peugeot-Roncoroni	France	Chairman	Chairman, Peugeot 1810	66, avenue Charles de Gaulle, 92200 Neuilly-sur-Seine, France
EPF, represented by Frédéric Banzet	France	Vice-Chairman	Chairman, EPF	66, avenue Charles de Gaulle, 92200 Neuilly-sur-Seine, France
Robert Peugeot	France	Director	Chairman, Peugeot Invest	66, avenue Charles de Gaulle, 92200 Neuilly-sur-Seine, France
Jean-Philippe Peugeot	France	Director	Company Director	66, avenue Charles de Gaulle, 92200 Neuilly-sur-Seine, France
Christian Peugeot	France	Director	President, Peugeot Frères Industrie	66, avenue Charles de Gaulle, 92200 Neuilly-sur-Seine, France
Xavier Peugeot	France	Director	Senior Vice President Commercial Vehicles Business Unit, Stellantis	2 boulevard de l’Europe, 78300 Poissy, France
Xavier Mosquet	France	Director	Senior Partner & Managing Director at The Boston Consulting Group. Founder of the Detroit Office.	855 Shirly Road MI 48009 – Birmingham, USA
Jean-Christophe Quémard	France	Director	Chief Executive Officer, Jaycee Consult	3 rue du Bout du Mont – 78810 Feucherolles

Executive Officers of Peugeot 1810:

Name	Citizenship	Principal Occupation	Business Address
Peugeot Invest, represented by Bertrand Finet	France	Chief Executive Officer, Peugeot Invest	66, avenue Charles de Gaulle, 92200 Neuilly-sur-Seine, France

Annex B

The following table sets forth, as of the date hereof, the number and percentage of Common Shares that is beneficially owned by each director and executive officer of the Reporting Persons.

Name	Common Shares Beneficially Owned (1)	Percentage of Class Beneficially Owned
Robert Peugeot	10,094	*
Marie-Hélène Peugeot-Roncoroni	2,002(2)	*
Christian Peugeot	8,851	*
Xavier Peugeot	87,051	*
Jean-Philippe Peugeot	1,347	*
Henri Peugeot	1,060	*
Charles Peugeot	9,200	*
Marc Peugeot	10,023	*
Amélie Banzet	8	*
Thierry Peugeot	117,967	*
Nicolas Huet	0	0
Luce Gendry	0	0
Anne Lange	0	0
Dominique Netter	250	*
Edouard Peugeot	1	*
Armand Peugeot	0	0
Marie-Françoise Walbaum	0	0
Bertrand Finet	1,335	*
Frédéric Banzet	260	*
Sophie Banzet-Bérets	0	0
Romain Peugeot	0	0
Laure Peugeot	0	0
Pascaline Peugeot de Dreuzy	3,954	*
Michel Giannuzzi	0	0
Camille Roncoroni	0	0
Rodolphe Peugeot	60	*
Béatrice Dumurgier	0	0
Xavier Mosquet	0	0
Jean-Christophe Quémard	343,078	*

*Less than 0.01% of the Common Shares beneficially owned.

(1) Certain members of the Peugeot family own interests in a family-controlled holding company that owns, in the aggregate, less than 0.3% of the outstanding Common Shares as of the date of this Schedule 13D and, as a result, may be deemed to have beneficial ownership of such Common Shares.  No individual named in this Annex B controls this family-controlled holding company, and each individual named herein that owns interests in such family-controlled holding company disclaims beneficial ownership of the Common Shares held thereby.

(2) Mrs. Peugeot-Roncoroni also holds an interest in a shared account which holds 785 Common Shares; her interest is estimated at approximately 25%.